United States securities and exchange commission logo





                              May 31, 2023

       Robert Piconi
       Chief Executive Officer
       Energy Vault Holdings, Inc.
       4360 Park Terrace Drive, Suite 100
       Westlake Village, CA 93161

                                                        Re: Energy Vault
Holdings, Inc.
                                                            Post-Effective
Amendment No. 2 to Form S-1 on Form S-3
                                                            Filed May 22, 2023
                                                            File No. 333-262720

       Dear Robert Piconi:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 2 filed May 22, 2023

       General

   1.                                                   Please update
information regarding share ownership and outstanding shares as of April 7,
                                                        2023, to reflect
information as of the most recent practicable date.
   2. We note that the opinion filed as Exhibit 5.1 relates to 71,202,366 resale shares, while your registration
statement registers 72,651,205 resale shares. Please file a legal opinion covering all the shares
being registered. In addition, please revise the legal matters section of your
registration statement to reflect that the opinion covers both shares and private warrants.
 Robert Piconi
FirstName  LastNameRobert
Energy Vault  Holdings, Inc. Piconi
Comapany
May        NameEnergy Vault Holdings, Inc.
     31, 2023
May 31,
Page 2 2023 Page 2
FirstName LastName
Exhibits

3. Please include the filing fee table required to be filed as Exhibit 107 by Item 601 of
         Regulation S-K, or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Samuel Rettew